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                                                                    EXHIBIT 99.1


Contact: David C. V. Lee                    Investor Relations:
CEO                                         Dan Matsui/Eugene Heller
Quintalinux Limited                         Silverman Heller Associates
(852) 2904-0303                             (310) 208-2550
davidlee@quintalinux.com                    dmatsui@sha-ir.com


                          QUINTALINUX LIMITED RELEASES
             CHINESE VERSION OF iOFFICE2000 WEB-ENABLING GROUPWARE

Hong Kong (June 13, 2001) - Quintalinux Limited (Company) (Nasdaq NM: QLNX), a leading technology provider in the Peoples Republic of China and Hong Kong, offering innovative, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux development, today announced the release of the Chinese-language version of iOffice2000, a Web-enabling groupware application suite, which can be used with most major Web servers, Web browsers, and operating systems.

Under a joint agreement with Neo Japan International (Neo Japan), the Company's wholly owned IT subsidiary, JEXT Co. Ltd. (JEXT), developed the Chinese-language version and holds exclusive rights to worldwide distribution of the software. In February, 2001, JEXT began distribution of the English-language version of iOffice2000.

Quintalinux Chairman Mr. Chu Tat commented: "We are pleased to have developed the Chinese-language version of iOffice2000 in such a short time. Demand for Web-based groupware with multi- server and browser compatibility is growing rapidly, and sales potential is tremendous, especially in Greater China. Over the next several months we will be increasing our marketing efforts to maximize sales of iOffice2000. Forecasts indicate gross revenue could reach $3 million by 2002.

"This Chinese-language version, primarily targeting small to medium-sized enterprise (SME) customers in the Hong Kong and Taiwan markets, represents the first phase of development covering traditional Chinese characters. The second phase will include simplified Chinese characters, which will address the needs of the SME market in Mainland China. We expect this version to be ready for release in early July."

The Chinese version of iOffice2000 is available from JEXT only at approximately US$50 per license, the same price as the English-language version. Licensed users of the English version may order from JEXT an upgrade to include the Chinese version at no additional charge.

ABOUT NEO JAPAN/iOFFICE2000

iOffice2000 was developed by Yokohama-based Neo Japan Inc and has proven to be very popular for small to medium sized enterprises and large corporations in Japan, such as Toshiba, Sony, Oracle-Japan and Lucent Technology-Japan. Neo Japan launched iOffice2000 in March, 1999, and secured over 1,200 corporate accounts with approximately 120,000 users by March 2000. As of May 2001, the number of corporate accounts has increased six fold to over 7,000 corporate accounts with over 600,000 users.

ABOUT QUINTALINUX

Quintalinux is an intelligent building solution provider that provides one-stop solutions including commercial and interior systems design, software applications, systems integration, and applications development for Linux operating systems.

Some statements in this news release may constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.